 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

NextGen Healthcare, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

65343C102
(CUSIP Number)

January 15, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65343C102

1	NAME OF REPORTING PERSON

Three Prong Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,889,827
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

9,889,827
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,889,827
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.99%
12	TYPE OF REPORTING PERSON

OO

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CUSIP No. 65343C102

Explanatory Note

The securities of the Issuer (as defined below) reported herein were previously beneficially owned by Sheldon Razin until his death on January 15, 2023. Following Mr. Razin’s death, TPI (as defined below) became the beneficial owner of the securities of the Issuer disclosed herein.

Item 1(a).	Name of Issuer:

NextGen Healthcare, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer is a remote-first company and no longer maintains its principal executive office.

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Three Prong Investments, LLC (“TPI”)

1695 Viking Road

Laguna Beach, California 92651

Citizenship: California

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

65343C102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

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CUSIP No. 65343C102

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on June 16, 2023, TPI beneficially owned 9,889,827 Shares.

TPI is controlled by a three-member board of managers composed of Janet Razin, David Razin and Mark Razin. The approval of a majority of the managers is required to approve an action of TPI. Under the reporting principle known as the “rule of three,” if voting and dispositive decisions regarding an entity's securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to TPI. Based upon the foregoing analysis, no individual manager of TPI exercises voting or dispositive control over any of the securities held by TPI, even those in which such manager holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such securities.

(b)	Percent of class:

The following percentage is based on 65,980,532 Shares outstanding as of May 12, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 23, 2023.

As of the close of business on June 16, 2023, TPI beneficially owned approximately 14.99% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

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CUSIP No. 65343C102

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

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CUSIP No. 65343C102

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2023

THREE PRONG INVESTMENTS, LLC

By:	/s/ David Razin
	Name:	David Razin
	Title:	Manager

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